Exhibit 4.24

Asset Lease Agreement

Party A: China Southern Air Holding Company (Lessor)

Party B: China Southern Airlines Company Limited (Lessee)

In consideration of Party B’s business development needs, upon mutual friendly consultation, Party A and Party B reach the following agreement in connection with Party B’s lease of the assets of Party A and its wholly-owned subsidiaries.

Article 1 Undertakings

1 Party A is a Chinese enterprise lawfully subsisting and has obtained a business license from the industrial and commercial administrative department according to PRC laws and regulations and fulfilled its obligations of annual inspection according to relevant provisions.

2 Party A and its wholly-owned subsidiaries lawfully have the legal and compete titles to the properties listed in Annex 1 hereto and the corresponding legal land use right. Party A agrees that Party B and its subsidiaries have an option to utilize the leased properties and land within the scope hereunder.

3 Party B, a Chinese enterprise legally subsisting, has obtained a business license from the industrial and commercial administrative department according to PRC laws and regulations. It has also fulfilled its obligations of annual inspection according to relevant provisions.

Article 2 Lease Subject and Rental

Upon mutual consultation and confirmation, the annual rental payable by Party B for lease of the assets listed in Annex 1 hereto is RMB 86,268,700 (Say RMB Eighty-six Million Two Hundred and Sixty-eight Thousand Seven Hundred only). The price agreed by both parties conforms to the fair and reasonable principles, based on the market fair value and the asset appraisal report. Party A undertakes that the price offered to Party B is not higher than the average rental prevailing in comparable regions and locations.

Article 3 Lease Term

It is agreed that the lease term hereunder shall be 3 years from 1 January 2015 to 31 December 2017. Upon expiration of the lease term, the two parties will either terminate or renew the Agreement as case may be.

Article 4 Payment of Rental

The rental shall be paid on a quarterly basis. Party B shall pay a quarter of the annual rental within 15 days from the first date of the first month of every quarter by bank transfer. Party A shall issue an invoice of the same amount within 15 business days after receipt of the rental.

Article 5 Rights and Obligations of The Two Parties

(I) Rights and obligations of Party A

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(1) Party A shall have the right to collect the rental in accordance with the Agreement.

(2) Party A shall deliver the leased property to Party B in accordance with the Agreement.

(3) During the lease term, where Party A has to take back the leased property for its own use, Party A shall inform Party B in writing 3 months in advance, and shall adjust and reduce the rental accordingly based on the actual lease scope at the same time.

(4) Party A shall bear the repair expenses for natural damages to the main structures of the properties as listed in Annex 1 hereto.

(5) Party A shall bear the property tax and the land use tax for the assets listed in the annex hereto. Party A shall pay such taxes to Party B within 15 business days after Party B provides Party A with the original tax payment certificates and the tax return. The property tax shall be settled on a quarterly basis, and the land use tax shall be settled on a yearly basis.

(II) Rights and obligations of Party B

(1) Party B shall pay the rental to Party A in accordance with the Agreement.

(2) Party B shall bear heating fee, water fee, electricity charge, gas fee, property management fee and other relevant expenses incurred during the lease term.

(3) As appointed by Party A, Party B shall declare and pay the property tax and the land use tax (except Guangzhou) for and on behalf of Party A according to the relevant regulations of the local competent tax authorities.

(4) Party B shall be responsible for the daily repair and maintenance of the main structures other than natural damage during the lease term, such as roof leakage, and shall be cooperative in the insurance claims and remedial work related to house repair.

(5) Party B shall use, cherish and normally use the properties and equipment pertaining thereto based on the nature of the leased assets, shall pay attention to fire control, and shall not illegally store any inflammable, explosive and other dangerous articles in the properties.

(6) Without Party A’s consent, Party B shall not change the floor structure and purpose of the properties during the lease term. Any fitment of the properties shall be subject to the prior consent of Party A. Party B may either transfer at a discount or remove any attachments it increased at the time of fitment when Party B has to move out the leased assets upon expiration of the Agreement, provided that Party B must restore the original state of the leased assets. During the lease term, Party A shall not increase the rental due to rise in the property value arising from Party B’s fitment and reconstruction.

Where Party B has to increase additional houses or buildings on the leased land, Party B shall comply with the urban planning and general land utilization planning requirements, and shall complete the approval formalities with the appropriate authorities upon Party A’s prior written consent. Party A shall offer necessary assistance. Party A acknowledges that the new houses or buildings built on the leased land are owned by Party B, and that Party A shall not increase the rental to this end. Upon expiration of the lease term, when Party A does not renew the Agreement with Party B, such new houses or buildings shall be owned by Party A, provided that Party A shall make appropriate compensations to Party B therefor. The specific compensation amount shall be agreed by Party A and Party B separately.

Where Party B has to remove Party A’s original houses due to construction of new buildings, Party B must obtain Party A’s prior written consent, and shall make appropriate compensations to Party A if necessary. The specific compensation amount shall be agreed by both parties separately.

(7) During the lease term, where Party B has to increase or reduce the lease scope, Party B must inform Party A in writing 3 months in advance, and the rental shall be increased or reduced accordingly based on the actual lease scope at the same time.

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Article 6 Liability for Breach of Contract

(I) Party A’s liability for breach of contract

(1) Where Party A fails to provide the leased assets to Party B on schedule hereunder, Party A shall pay to Party B the liquidated damages at 1/1000 of the rental payable per overdue day, and shall return to Party B the rental paid by Party B during the overdue delivery period.

(2) Where Party A fails to repair the natural damage to the main structure of the houses, Party B may surrender the tenancy or repair such damage for Party A with the repair costs deductible from the rental.

(3) Where Party A cannot continue fulfilling the obligations hereunder due to government decrees, urban planning or other special reasons, Party A may terminate or alter the Agreement early, and take back the leased properties or lands hereunder in whole or part, provided that Party A is obligated to make compensations to Party B for the recovered assets within the government compensation scope according to the relevant regulations.

(II) Party B’s liability for breach of contract

(1) Party B shall use the leased assets strictly in accordance with the relevant government laws and regulations. Without permission of Party A, Party B shall not transfer, sub-let or mortgage the leased properties or land. Where losses are incurred to Party A due to illegal use by Party B of the leased assets, Party B shall make compensations accordingly.

(2) Party B shall pay the rental as agreed. Where Party B is behind in payment of the rental, Party B shall pay the overdue fine at 1/1000 of the rental payable every overdue day. Where Party B’s default in payment of rental exceeds 3 months, Party A may take back the houses, and recover the rental in arrears and the liquidated damages according to laws.

(3) Where Party B damages the houses and the inherent facilities and fixtures pertaining thereto on purpose or due to negligence, Party B shall restore the original state or make compensation for the losses.

Article 7 Force Majeure

1 If this Agreement cannot be performed due to force majeure, neither party shall bear any liability and this Agreement shall terminate automatically. If this Agreement cannot be performed in part due to force majeure, the party affected by force majeure shall be exempted from relevant liabilities. However, continuous performance is required for other parts of this Agreement not affected by force majeure. No liability shall be exempted if any force majeure arises after delay in performance of this Agreement.

Force majeure refers to any unforeseeable, unavoidable or insurmountable events, including but not limited to war, plague, strike, earthquake and flood.

2 Where either party cannot perform this Agreement because of any force majeure, the said party shall notify the other party within 48 hours in order to reduce possible losses of the other party, and shall provide evidence within 15 workdays. If the said party fails to fulfil its notification obligations and provide evidence for reasonable grounds, the time limit herein may be extended according to actual circumstances.

Article 8 Settlement of Disputes

Any dispute arising from the conclusion or performance of this Agreement shall preferably be settled through friendly negotiation. If negotiation fails, either party may initiate legal proceedings to the people’s court with jurisdiction.

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Article 9 Other Matters

(I) The Agreement shall become effective from the date when both parties sign and affix seal hereon.

(II) For any matter not covered herein, the two parties may sign a supplementary agreement, which shall have the same legal force as this Agreement. This Agreement shall be performed in strict accordance with the PRC laws and regulations and relevant laws and regulations and listing rules at the location where Party A is listed.

(III) The original Agreement shall be in six identical counterparts, with each party holding three copies respectively, all of which shall have the same legal effect.

Party A: China Southern Air Holding Company	Party B: China Southern Airlines Company Limited

Authorized Representative:	Authorized Representative:

This Agreement was executed in Guangzhou on DD MM YYYY.

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Annex 1: Rental Summary Table

Unit: RMB’00,000

S/N	Area	Properties/ Buildings	Land Use Right	Structures	Equipment Assets	Total
1	Wuhan	155.86	1,466.74	0.77		1,623.37
2	Changsha	157.05	11.85	-		168.90
3	Haikou	327.67	-	-		327.67
4	Zhanjiang	14.56	37.33	-		51.89
5	Guangzhou	886.44	530.13	-		1,416.57
6	Nanyang	507.07	2097.59	1765.53	625.43	4995.62
7	Hengyang	16.31				16.31
8	Shashi	26.54				26.54
	Total	2,091.50	4,143.64	1,766.30	625.43	8,626.87

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